December 4, 2025

Luk Siu Fung Mark
Vice Chairman and Executive Director
RIKU DINING GROUP Ltd
130 Dynamic Drive, Units 4-5
Scarborough, ON
M1V 5C8, Canada

       Re: RIKU DINING GROUP Ltd
           Amendment No. 2 to Registration Statement on Form F-1
           Filed November 18, 2025
           Amendment No. 1 to Registration Statement on Form F-1
           Filed October 8, 2025
           File No. 333-290212
Dear Luk Siu Fung Mark:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our letter dated September
22, 2025.

Amendment No. 2 to Registration Statement on Form F-1 filed November 18, 2025 Compensation of Directors and Executive Officers, page 141

1. We note your response to prior comment 2. Please further revise to provide the information called for by Item 6.B of Form 20-F "for the last full financial year."
 December 4, 2025
Page 2
Consolidated Financial Statements, page F-1

2. Please provide updated audited financial statements, or file as an exhibit to the filing the representations as to why such update is not necessary. Refer to
Item 8.A.4 of
       Form 20-F and Instruction 2 to Item 8.A.4.
Item 7. Recent Sales of Unregistered Securities, page II-1

3. Given your disclosure that "the Company completed a reclassification of its ordinary shares," and "issued new shares to its existing shareholders without any change to the percentage of shares held by each existing shareholder," please revise to provide the information called for by Item 701 of Regulation S-K, or advise.

       Please contact Patrick Kuhn at 202-551-3308 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Eddie Kim at 202-551-8713 or Mara Ransom at 202-551-3264 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Janeane Ferrari